

Mail Stop 4720

June 18, 2009

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **Form 8-K filed June 18, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your response dated May 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended November 30, 2008

Item 8. Financial Statements and Supplementary Data
Note 22. Litigation, page 132

1. We note your response to prior comments 1 in our letter dated May 7, 2009. We continue to evaluate your response, and will address your response in a supplemental comment letter.

Form 8-K filed June 18, 2009

2.   We note your presentations of "Total Tangible Common Equity," "Tangible Common Equity / Total Owned Assets" and "Tangible Common Equity per share" in Exhibits 99.1 and 99.2 to this Form 8-K. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

   a. To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

   b. To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

   c. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence.   Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael Volley
Staff Accountant